EXHIBIT 99.1

Centerra Gold Publishes 2021 Environmental, Social and Governance Report

TORONTO, Aug. 04, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or “the Company”) (TSX: CG) (NYSE: CGAU) is pleased to announce the publication of its third annual Environmental, Social and Governance (“ESG”) Report.

Centerra and its ESG team are committed to providing complete, useful and relevant disclosures on the key issues our stakeholders and groups value most.

2021 highlights and achievements include:

  Successful completion of Year 2 Responsible Gold Mining Principles (“RGMP”) assurance; on track to achieving conformance with the RGMPs before the end of 2022.
  Greenhouse Gas (“GHG”) emissions intensity from the Company’s two operations, the Mount Milligan Mine and the Öksüt Mine, totaling 0.35 tonnes of CO₂ equivalent per ounce (“tCO2e”), well below the industry average of 0.67 tCO2e.
  Increased dependency on renewable energy at the Mount Milligan Mine, with 69% of the total energy consumption now coming from grid power sources in 2021.
  Increased local procurement spend at the Mount Milligan Mine and continued emphasis to further strengthen local supplier relationships.
  Increased indigenous representation across our British Columbia operations to 18% in 2021, 50% higher than the Canadian average across mining industry.

Scott Perry President and Chief Executive Officer of Centerra, commented “I am pleased to report the publication of our most recent ESG report. As responsible miners, we are committed to strengthening our ESG performance, which is reflected in several achievements highlighted in our 2021 ESG Report. I want to acknowledge our global team’s resilience and dedication towards progressing our ESG strategy I look forward to announcing further meaningful initiatives and accomplishments in relation to 2022.”

For the full report and further details of the company’s annual and sustainability results, please visit Centerra’s website at: https://sustainability.centerragold.com/transparency-hub/.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

PDF available: http://ml.globenewswire.com/Resource/Download/d492692b-6dd9-4d20-a7b7-ae1c03c2b908